CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MERRILL LYNCH &

CO., INC. PURSUANT TO 17 C.F.R. § 200.83. THIS LETTER OMITS THE CONFIDENTIAL

INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER

DELIVERED TO THE DIVISION OF CORPORATION FINANCE OF THE SECURITIES AND

EXCHANGE COMMISSION AND ASTERISKS DENOTE SUCH OMISSIONS.

Christopher Hayward Finance Director 4 World Financial Center North Tower New York, New York 10080 (212) 449-0778

December 4, 2007

VIA ELECTRONIC DELIVERY

Mr. Rufus Decker

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	Merrill Lynch & Co., Inc.

Form 10-K for the Fiscal Year ended December 29, 2006

Forms 10-Q for the Fiscal Quarters ended March 30, 2007 and June 29, 2007

File No. 1-7182

Dear Mr. Decker:

This letter provides the response of Merrill Lynch & Co., Inc. (“Merrill Lynch”, “we”, “our”, or “us”) to the comments from the staff of the Securities and Exchange Commission on Form 10-K for the Fiscal Year ended December 29, 2006 (“2006 10-K”) and Forms 10-Q for the Fiscal Quarters ended March 30, 2007 and June 29, 2007 contained in your letter dated September 25, 2007 addressed to Mr. Jeffrey N. Edwards. For your convenience, we have included your comments in bold type along with our responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2006

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Response 1:

The following responses to your comments include illustrations of our proposed revisions to future filings where applicable.

Management’s Discussion and Analysis

Critical Accounting Policy and Estimates

Valuations of Financial Instruments, page 25

2.	You made references to the use of external pricing services to determine the value of your OTC derivative financial instruments. Please disclose the names of the external pricing services used.

Response 2:

We utilize numerous external pricing services as part of our valuation process for OTC derivative financial instruments, including, but not limited to, the following:

•	Bear Stearns Pricing Direct Inc.

•	Bloomberg L. P.

•	Financial Industrial Regulatory Authority (FINRA) (FINRA TRACE Corporate Bond Data)

•	FT Interactive Data Corp

•	Interactive Data Corporation

•	J.J. Kenney Co., Inc.

•	Mark-it Group Limited

•	Reuters Group PLC

•	Thomson Global Markets Inc. (Thomson Municipal Market Monitor)

It should be noted that the use of external OTC derivative pricing services is common in our industry and is only one component of our overall price verification process. We do not overly rely on any particular external pricing service as part of our valuation process and therefore we do not believe that individually disclosing such vendors would provide meaningful information to users of our financial statements.

3.

You disclosed that valuation adjustments are an integral component of the mark-to-market process and may be taken into account where either the sheer size of the trade or other specific features to the trade or particular market requires adjustments to the values derived from pricing models. Given the importance of the adjustments in the valuation process, please expand your disclosure to discuss the nature of these adjustments, the estimates and assumptions used to arrive at these adjustments, as well as a quantified analysis of the impact of these adjustments on your financial statements.

Response 3:

When adopting SFAS No. 157, Fair Value Measurements, (“SFAS 157”) we did not implement material changes to our fair valuation process, as many of the valuation concepts in SFAS 157 had been previously applied by us. However, we have revised the manner in which valuation adjustments are described and categorized within the internal processes to ensure these adjustments are addressed appropriately as prescribed by SFAS 157.

Certain positions are initially valued using mid-market prices. These values are then adjusted to an exit price as defined in SFAS 157. These adjustments include:

•

Liquidity adjustments: adjustments that bring a position from a mid-market to a bid or offer price, depending upon the net open position. If a position is net long, an adjustment is made to adjust the value to bid. If a position is net short, an adjustment is made to adjust the value to offer. These adjustments are based upon either observable bid-offer prices, or where observability of the spread is not available, an adjustment is made that considers an implied bid-offer. In respect of quantitative disclosures, we do not believe that such disclosure is relevant given these are adjustments made simply to bring the value from mid-market to bid-offer, which is part of the fair value.

•

Credit adjustments: These adjustments consider the impact of master netting agreements and collateral arrangements when considering the impact of credit on a net counterparty position, including the impact of our own credit. The calculation of the credit adjustment for derivatives is based upon observable derivative credit spreads, where possible. Alternatively, the calculation for cash products considers bond spreads.

In our disclosure from our 2006 10-K referenced in the comment, the reference to “either the sheer size of the trade or other specific features of the trade or particular market (such as counterparty credit quality, concentration or market liquidity) requires adjustment to the values derived from the pricing models” refers to bid-offer adjustments and credit adjustments that are taken on Level 2 and Level 3 instruments. The bid-offer adjustments for Level 2 and Level 3 instruments take into consideration market liquidity, which includes consideration of the size of the position held. In addition, Level 2 and Level 3 instruments may have credit adjustments as previously described.

These adjustments are a component of the exit price as defined in SFAS 157 and are included in the overall fair value of the financial instruments disclosed in footnote 3 to the Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the period ended September 28, 2007 (the “third quarter 2007 10-Q”).

We have modified the disclosure to discuss valuation adjustments in the footnotes to the Condensed Consolidated Financial Statements and the Critical Accounting Policies section of Management’s Discussion and Analysis (“MD&A”) in the third quarter 2007 10-Q, which is provided below for your convenience. We believe the revisions help to better describe our procedures for estimating fair value in the context of the principles of SFAS 157.

Revised disclosures:

The following disclosure can be found on pages 13-14 (footnote 1 to the Condensed Consolidated Financial Statements) and page 65 (Management’s Discussion and Analysis – Critical Accounting Policies and Estimates) of our third quarter 2007 10-Q.

Certain financial instruments recorded at fair value are initially measured using mid-market prices which results in gross long and short positions marked-to-market at the same pricing level prior to the application of position netting. The resulting net positions are then adjusted to fair value representing the exit price as defined in SFAS 157. The significant adjustments include:

Liquidity

Merrill Lynch makes adjustments to bring a position from a mid-market to a bid or offer price, depending upon the net open position. Merrill Lynch values net long positions at bid prices and net short positions at offer prices. These adjustments are based upon either observable or implied bid-offer prices.

Credit Risk

In determining fair value Merrill Lynch considers both the credit risk of its counterparties, as well as its own creditworthiness. Credit risk to third parties is generally mitigated by entering into netting and collateral arrangements. Net exposure is then measured with consideration of market observable pricing of a counterparty’s credit risk and is incorporated into the fair value of the respective instruments. The calculation of the credit adjustment for derivatives is generally based upon observable credit derivative spreads. Alternatively, the calculation for cash products generally considers observable bond spreads.

SFAS 157 requires that Merrill Lynch’s own creditworthiness be considered when determining the fair value of an instrument. The approach to measuring the impact of Merrill Lynch’s own credit on an instrument is the same approach as that used to measure third party credit risk.

Results of Operations, page 28

4.	Please enhance your results of operations by quantifying the impact of each factor when multiple factors contribute to material fluctuations as well as by discussing the business reasons for fluctuations. Your revisions should include the following:

•

You disclosed that principal transaction revenues were 98% higher than a year ago with the strongest increases coming from credit products, commodities, and proprietary trading. Please disclose the specific credit products, commodities, and proprietary trading strategies as well as the underlying business reasons for the significant changes. Please also quantify the amounts involved;

•

You disclosed that investment banking revenues were up 23% due to increases in both debt and equity origination revenues as well as increases in merger and acquisition advisory revenues, driven by increased overall activity. Please disclose the amount of the increases in revenues due to debt and equity originations and merger and acquisition fees as well as the underlying business reasons for the significant changes in these revenue streams;

•

You disclosed that prime brokerage reached a record in 2006 and continues to gain scale as you expand your relationships with hedge funds. Please quantify the amount of the hedge fund financing involved and the growth rate of this hedge fund financing ; and

•

You disclosed that other revenues were up 48% due primarily to higher revenues from private equity businesses and gains from the sale of mortgages and other loans, partially offset by lower net foreign exchange gains. Please disclose the amount of the revenue increase from your private equity businesses and the gains from the sale of mortgage and loan products as well as the underlying business reasons for the significant changes in these revenue streams.

Please refer to Items 303(a)(3)(i) and (iii) of Regulation S-K.

Response 4:

The disclosures provided in our Consolidated Results of Operations in MD&A provide an explanation of the businesses and products within Global Markets and Investment Banking and Global Wealth Management that are causing the period-over-period variances in the line items in our Consolidated Results of Operations. The disclosures in our Business Segments section contain additional details of the results of operations of the businesses cited in our Consolidated Results of Operations disclosure. In future filings, we will cross reference these disclosures in our Consolidated Results of Operations discussions as appropriate.

The Business Segments section of MD&A in our 2006 10-K includes the following additional information regarding the disclosures cited in your comment.

Global Markets and Investment Banking (“GMI”) on pages 31 through 34 of our 2006 10-K includes the following disclosures:

•	Details on the types of products traded by the Fixed Income, Currencies and Commodities (“FICC”) and Equity Markets businesses cited in our disclosure is included on pages 31 and 32.

•

Net revenues are quantified for FICC and Equity Markets in total on page 33 with significant contributors to the year-over-year variances discussed qualitatively on pages 33 and 34. Investment Banking Revenues for debt origination, equity origination and strategic advisory services are quantified and discussed on pages 33 and 34.

Global Wealth Management – Global Private Client (“GPC) on pages 34 through 38 of our 2006 10-K includes the following disclosures:

•

Quantification of net revenues by type of revenue, including transactional and origination revenues and other revenues. Significant contributors to the variances in these line items are discussed qualitatively on pages 37-38.

The following is in response to the specific issues cited in your comment that are not addressed in the Business Segments section of our 2006 10-K.

•	Quantification of amounts contributing to significant changes in principal transaction and other revenues

In our third quarter 2007 10-Q, we enhanced our Results of Operations disclosures to include quantification for the FICC businesses driving the significant changes in principal transactions and net interest revenues. The amounts related to the losses in our credit products business, in particular our U.S. ABS CDO positions and warehouses, as well as our U.S. sub-prime mortgage related assets including whole loans, warehouse lending, residual positions and residential mortgage-backed securities are described in detail and quantified in MD&A on pages 73 through 77 and on page 79. In addition, on page 80, we quantified net revenues for our private equity business, which is a component of other revenues. We will continue to provide quantitative disclosures for our businesses when they are significant contributors to period-over-period net revenue variances.

•

As disclosed in GMI’s 2006 Developments section of MD&A, we have continued to grow our Prime Brokerage client base. Our Prime Brokerage clients are subject to the same margin requirements as all other clients. The Risk Management – Credit Risk section of our MD&A includes disclosure on credit risk mitigation including the use of margin and collateral. As a result, we believe disclosure for our Prime Brokerage business is sufficient.

Contractual Obligations and Contingent Commitments, page 44

5.	Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response 5:

We hedge virtually all of our long-term debt to a LIBOR based floating rate of interest. As a result, it is difficult to estimate with a reasonable degree of certainty the actual cash flows that will be made over an extended period of time to service the debt. In addition, a portion of the debt portfolio is in the form of structured notes where the cash flows are based upon the performance of an underlying such as an equity or debt index and there is little or no stated coupon. Due to the inherent limitations of projecting the actual debt service cash flows, we propose to provide an estimate of the future interest payments associated with our long-term debt based upon applicable interest rates at the reporting date, as this amount can be estimated with a reasonable degree of certainty. However, we would not propose to include estimates of interest payments on structured notes given that volatility in the value of the underlyings and the related cash flows could result in these amounts being materially misleading to investors and other users of our financial statements. In addition, the performance of the underlyings is economically hedged, thereby reducing the risk of significant changes in net cash payments that would be required to service the structured notes. We will make the appropriate disclosures regarding the interest rate assumptions used in calculating these estimates in future filings and disclose the fact that interest or other payments relating to structured notes are not included.

Risk Management, page 50

6.	Your disclosure on pages 55 and 101 indicate that you have interests in what are commonly referred to as sub-prime residential mortgages.

Although there may be differing definitions of sub-prime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:

•	A rate above prime to borrowers who do not qualify for prime rate loans;

•	Borrowers with low credit ratings (FICO scores);

•	Interest-only or negative amortizing loans;

•	Unconventionally high initial loan-to-value ratios;

•	Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;

•	Borrowers with less than conventional documentation of their income and/or net assets;

•	Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;

•	Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Based on your current public disclosures, it is possible that more clarity about your exposure to sub-prime loans could be helpful. Regardless of the materiality of your exposure, we respectfully request that you provide us with supplemental information about your involvement in sub-prime loans.

Preface your response by how you specifically define your sub-prime loans in practice, if at all. However, we ask that you consider the above definition, in general, as part of your response. In other words, we request that the information you provide be based, more or less, on the above definition. Where it does not, please provide specific guidance. Also, we may ask for information which may be hard for you to provide on a timely basis. Please consider alternative information that may address the concern, at least in part, but which can be readily provided.

Please provide us with a comprehensive analysis of your exposure to sub-prime residential loans. In particular:

•	Provide us with your risk management philosophy as it specifically relates to sub-prime loans. Please address:

•	Your origination policies;

•	The purchase and securitization of loans, and;

•	Loans, commitments and investments in sub-prime lenders.

•

Quantify your portfolio of sub-prime residential mortgages. If practicable, please breakout the portfolio to show the underlying reason for sub-prime definition, in other words, subject to payment increase, high LTV ratio, interest only, negative amortizing, and so on.

•	Quantify the following regarding sub-prime residential mortgages. Explain how you define each category:

•	Non-performing loans;

•	Non-accrual loans;

•	The allowance for loan losses, and;

•	The most recent provision for loan losses.

•	Quantify the principal amount and nature of any retained securitized interests in sub-prime residential mortgages.

•	Quantify the current delinquencies in retained securitized sub-prime residential mortgages.

•	Quantify any write-offs/impairments related to retained interests in sub-prime residential mortgages.

•

Please address all involvement with special purpose entities and variable interest entities and quantify the sub-prime exposure related to such entities, regardless of whether they are consolidated for the purposes of generally accepted accounting principles.

•	Quantify and describe any and all potential repurchase commitments you have regarding sub-prime residential mortgages.

•

Quantify and describe any loans to, commitments in, or investments in sub-prime lenders. Describe any other potential exposures you may be subject to, such as repurchase commitments related to the receipt of assets in bankruptcy, for example.

•	Quantify your revenues from involvement in sub-prime loans. Break out such revenues based on fees, interest earned, servicing rights and other sources.

Where we have asked you to quantify amounts as of a point in time, please do so as of the end of your last full fiscal year and as of the most recent date practicable. Where we have asked you to quantify amounts for a period, please provide this for the last three full fiscal years and any more recent period if practicable. If you believe that you have provided any of the information requested in public filings, please direct us to such disclosures.

The above list is not intended to be all encompassing. To the extent that you are aware of other asset quality or performance information, or other factors that provide material information about your involvement with sub-prime residential mortgage loans, please provide that information as well.

If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your involvement in sub-prime lending, is remote, please explain. If so, tell us what consideration you may give to a more transparent disclosure about this to inform readers of your level of involvement.

If you believe that a material adverse impact resulting from this exposure is reasonably possible, tell us what disclosures you may consider in order to provide a clearer understanding of this exposure.

Response 6:

As per our brief discussion with Gus Rodriguez, we are providing the following in response to your question regarding sub-prime residential mortgages. As a result of the difficult market conditions in the third quarter of 2007, including the deterioration in the credit markets, we have enhanced our disclosures regarding our involvement and exposure to U.S. sub-prime residential mortgage related and asset-backed collateralized debt obligation activities. These disclosures can be found on pages 73 to 77 of MD&A and pages 26 to 30 of footnote 3 to the Condensed Consolidated Financial Statements in our third quarter 2007 10-Q. These disclosures include how we have defined U.S. sub-prime mortgages, a description of the financial instruments included in these disclosures, our net exposures to these instruments at the beginning and end of the third quarter and the amount of losses recorded during the third quarter. In addition, we have also enhanced our risk management and off-balance sheet financing disclosures in relation to these activities which can be found on pages 99 to 100 and page 106, respectively. It should be noted that we acquired First Franklin, the sole source of our U.S. sub-prime loan origination activities at the beginning of 2007 and prior to this acquisition, our activities involving U.S. sub-prime residential loan originations was limited. We believe that the expanded disclosure we have included in our third quarter 2007 10-Q is responsive to your comment.

7.	You disclosed in your table of commercial loans by credit quality that you had approximately $9.7 billion of secured and unsecured loans and $6.6 billion of secured and unsecured commitments in the “Other” credit quality line item. Please provide more transparency of your risks related to “Other” credit quality by disclosing the respective dollar amounts and related credit ratings of assets in this category. Please also disclose industry or regional concentrations, your maximum exposure to loss, and the other applicable disclosures required by paragraph 15A of SFAS 107.

Response 7:

The “Other” category included in our table of commercial loans and closed commitments on page 54 of our 2006 10-K includes the following: 1) loans and commitments with credit ratings of B or below and, 2) those loans and commitments which have not been rated. Loans and commitments which have not been rated primarily consist of smaller individual positions and recently added positions which have not yet been rated but may become rated at a future date.

In order to further clarify what is included within the “Other” category, we propose to replace this category with two distinct categories named “B or Below” and “Unrated” in our 2007 10-K.

With respect to the comment regarding disclosure of industry or regional concentrations, maximum exposure to loss and other applicable disclosures required by paragraph 15A of SFAS 107, we believe that the “Credit Risk” and “Derivatives” sections in the footnotes to the Consolidated Financial Statements on pages 97 - 99 of our 2006 10-K provide such disclosures.

Paragraph 15A of SFAS 107 requires the following disclosures about significant concentrations of credit risk:

a)	Information about the shared activity, region, or economic characteristic that identifies the concentration;

b)	The maximum amount of loss due to credit risk;

c)	The entity’s policy of requiring collateral, access to the collateral and a description of the collateral supporting financial instruments subject to credit risk; and

d)	The entity’s policy of entering into and a description of master netting arrangements to mitigate the credit risk of financial instruments.

The following disclosures pertaining to concentrations of credit risk as required by paragraph 15A of SFAS 107 can be found on pages 98-99 of our 2006 10-K:

Credit Risk (page 98)

Merrill Lynch has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, purchasing credit protection, and continually assessing the creditworthiness of counterparties.

Merrill Lynch’s exposure to credit risk (both default and credit spread) associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 29, 2006, Merrill Lynch’s most significant concentration of credit risk was with the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure, which primarily results from trading asset and investment security positions in instruments issued by the U.S. Government and its agencies, excluding mortgage-backed securities, amounted to $15.0 billion and $11.9 billion at December 29, 2006 and December 30, 2005, respectively. Merrill Lynch’s indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements and securities borrowed transactions. Merrill Lynch’s direct credit exposure on these transactions is with the counterparty; thus Merrill Lynch has credit exposure to the U.S. Government and its agencies only in the event of the counterparty’s default. Securities issued by the U.S. Government or its agencies held as collateral for resale agreements and securities borrowed transactions at December 29, 2006 and December 30, 2005 totaled $116.3 billion and $140.7 billion, respectively.

At December 29, 2006, Merrill Lynch had other concentrations of credit risk, the largest of which was related to a U.S. subsidiary of a large foreign bank that has an internal credit rating of AAA, which reflects structural seniority and other credit enhancements. Total outstanding unsecured exposure to this counterparty was approximately $2.4 billion, or 0.3% of total assets.

Merrill Lynch’s most significant industry credit concentration is with financial institutions. Financial institutions include banks, insurance companies, finance companies, investment managers, and other diversified financial institutions. This concentration arises in the normal course of Merrill Lynch’s brokerage, trading, hedging, financing, and underwriting activities. Merrill Lynch also monitors credit exposures worldwide by region. Outside the United States, financial institutions and sovereign governments represent the most significant concentrations of credit risk.

Derivatives (page 99)

Merrill Lynch generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalent (“master netting agreements”) with each of its counterparties, as soon as possible. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset on the Consolidated Balance Sheets, providing for a more meaningful balance sheet presentation of credit exposure. However, the enforceability of master netting agreements under bankruptcy laws in certain countries, or in certain industries, is not free from doubt and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

To reduce the risk of loss, Merrill Lynch requires collateral, principally cash and U.S. Government and agencies securities, on certain derivative transactions. Merrill Lynch nets cash collateral paid or received under credit support annexes associated with legally enforceable master netting agreements against derivative inventory. For the year ended December 29, 2006, cash collateral netted against derivative inventory was $7.2 billion. From an economic standpoint, Merrill Lynch evaluates default risk exposures net of related collateral. In addition to obtaining collateral, Merrill Lynch attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable Merrill Lynch to terminate or reset the terms of the derivative contract.

Additionally, in our third quarter 2007 10-Q, we have expanded our disclosures related to concentrations related to U.S. sub-prime residential mortgage related and asset-backed collateralized debt obligation activities. Please refer to Response 6 of this letter for further information.

8.	You disclosed that you enter into single name and basket credit default swaps to hedge certain exposures. Please disclose the types of exposures that you hedge, the dollar amount of the exposures, the credit ratings of the counterparties involved in credit default swaps, the duration of the credit default swaps by type of credit rating, and the amount of any collateral held.

Response 8:

The disclosure provided on page 53 of our 2006 10-K that we purchase single name and basket credit default swaps was intended to provide a qualitative approach to one aspect of our portfolio management activities. We disclose in footnote 8 to the Consolidated Financial Statements on page 103 of our 2006 10-K the notional amount of these credit default swaps. In addition, the credit ratings of our counterparties, the maturities of the contracts and the amount of collateral obtained by Merrill Lynch is disclosed on page 56 of MD&A in the credit related disclosures for our OTC derivatives. While we recognize this disclosure is an aggregation of our OTC derivatives, we believe it provides the appropriate level of disclosure.

Credit Risks – Derivatives, page 56

9.	You disclosed in your table of derivatives by credit quality that you had approximately $5.7 billion in the “Other” credit quality line item. Please provide more transparency of your risks related to “Other” credit quality by disclosing the respective dollar amounts and related credit ratings of assets in this category. Please also disclose industry or regional concentrations, your maximum exposure to loss, and the other applicable disclosures required by paragraph 15A of SFAS 107.

Response 9:

The “Other” category included in our table of OTC trading derivatives in a gain position on page 56 of our 2006 10-K includes the following: 1) derivatives with counterparty credit ratings of B or below and, 2) those derivatives which have not been rated. Derivatives which have not been rated primarily consist of smaller individual positions and recently added positions which have not yet been rated but may become rated at a future date.

In order to further clarify what is included within the “Other” category, we propose to replace this category with two distinct categories named “B or Below” and “Unrated” in our 2007 10-K.

With respect to the comment regarding disclosure of industry or regional concentrations, maximum exposure to loss and other applicable disclosures required by paragraph 15A of SFAS 107, we believe that the “Credit Risk” and “Derivatives” sections in the footnotes to the Consolidated Financial Statements on pages 97 - 99 of our 2006 10-K provide such disclosures.

Please refer to Response 7 of this letter for a summary of our 2006 10-K disclosures pertaining to concentrations of credit risk as required by paragraph 15A of SFAS 107.

Non-Investment Grade Holdings and Highly Leveraged Transactions, page 60

10.	In your table of trading exposures to non-investment grade issuers or highly leveraged corporate issuers of counterparties on page 60, you disclosed that you excluded exposures to credit risks related to an underlying security where a derivative contract can either replicate ownership of the underlying security via long total-return swaps or potentially force ownership of the underlying security. Please disclose the dollar amount, the duration, the associated counter-party credit risks, and any collateral that you hold for long total return swaps, short put options and any other derivative instruments excluded from the table.

Response 10:

The disclosures referenced in your comment do not exclude credit exposure related to non-investment grade securities or derivatives where the counterparty is non-investment grade. Our intention was to communicate to users of our financial statements that derivatives where the underlying is referenced to a non-investment security, but the derivative counterparty’s credit rating is investment grade, have elements of credit risk that are different from non-investment grade counterparties. The amount, maturity, credit rating of the counterparty and the collateral received for all of our derivative contracts, both investment grade and non-investment grade are included in the disclosures for credit risk related to derivatives on page 56 of our 2006 10-K.

11.	You disclosed that your single largest non-investment grade exposure is in the media and telecommunication sector. Please disclose the maximum amount of loss arising from this risk as required by paragraph 15A of SFAS 107.

Response 11:

The single largest non-investment grade exposure by industry sector was less than 1% of total assets as of December 29, 2006 and not considered significant to the Consolidated Financial Statements and therefore not included in the concentration of credit risk disclosure on page 98 of the 2006 10-K as required by SFAS 107. The disclosure referenced in this comment was limited to non-investment grade exposure only. In future filings, if the single largest non-investment grade industry exposure is considered significant to the Consolidated Financial Statements we will disclose such amount.

Financial Statements

Consolidated Statements of Earnings, page 71

12.	Please help us understand how you determined it was appropriate to reflect the gain associated with the BlackRock merger in total net revenues. Please refer to Rule 5.03 of Regulation S-X. Please also revise your description of the total net revenues line item to clarify that it is revenue, net of interest expense.

Response 12:

We believe that we have complied with Regulation S-X (“Reg S-X”) in the presentation of the gain associated with the BlackRock merger in our Consolidated Statement of Earnings for the year ended December 29, 2006. We note that Reg S-X 5-03(a) states that the purpose of this rule is to indicate that various line items, which, if applicable, should appear on the income statement. The title of Article 5 of Reg S-X indicates its direct relevance to commercial and industrial companies, and Reg S-X 5-01 explicitly excludes certain types of financial services firms whose businesses are more analogous to our businesses. While recognizing that we are not a bank holding company, we believe that Article 9 of Reg S-X for bank holding companies is more applicable to our business than Rule 5-01 of Reg S-X and is consistent with all of our peer companies, as well as other global financial services firms.

Article 9 of Reg S-X does not distinguish between operating and non-operating revenues and expenses; instead Rule 9-04 describes the various items which, if applicable, should appear on the face of the income statement, and provides for the flexibility of including applicable line items in the income statement which are representative of the business. We do not distinguish between operating and non-operating income and expenses, as we consider all the various components of our revenues and expenses as operating items. We further note that the types of non-operating income in Rule 5-03 of Reg S-X are the types of revenue we derive from our operating business.

With respect to the presentation of “Gain on merger” as a component of Net revenues, we again refer to Article 9 of Reg S-X which does not require a ‘Revenue’ grouping or line item presentation. In addition, the consolidated statement of income included in the AICPA Audit Guide for Broker Dealers, presents Other Income as a component of revenues. Unlike revenues of a commercial company, which generally represent a gross selling price, net revenues of a financial services company represent amounts associated with investments (gains, losses, interest, dividends, etc.). After considering the guidance of these various rules, we concluded that the most appropriate classification of this item was a component of net revenues.

We also respectfully note that we addressed certain presentation matters related to our Statement of Earnings in our response to the SEC in our letters dated June 14, 2006, July 19, 2006, and August 24, 2006. While such letters did not address the specific question noted above, they did generally address Reg S-X 5-01 and Article 9 of Reg S-X as related to financial service companies, and resulted in additional disclosures which were included in footnote 1 of our Consolidated Financial Statements.

As requested, we will revise the line item “Total Net Revenues” to “Total Revenues, Net of Interest Expense” in future filings.

Consolidated Statements of Cash Flows, page 76

13.	Please separately disclose the effect of exchange rate changes in cash balances held in foreign currencies in your statements of cash flows. Please refer to paragraph 25 of SFAS 95.

Response 13:

We believe that the effect of foreign exchange rate changes on cash balances held in foreign currencies is immaterial. Our operating practice is to mitigate exposure to foreign exchange rate changes through a capital hedging program whereby we actively manage our balance sheet foreign currency translation risk on a consolidated basis. This is done through the execution of hedges, including foreign exchange forwards and options. In addition, foreign exchange exposure is monitored daily, and the foreign exchange exposure related to cash balances is mitigated through a process whereby excess cash held in local currency is converted into U.S. dollars. The total effect of changes in foreign exchange rates was to increase or decrease cash by less than 4% in each of the three years presented in our 2006 10-K. We will continue to evaluate the effects of foreign exchange rate changes on cash balances and, should the amounts become material, we will adjust our future filings accordingly.

Notes to the Financial Statements

Note 1 – Summary of Significant Account Policies

Basis of Presentation, page 77

14.	You state that during the second quarter of 2006 you began reporting cash flows from loans held for sale as operating activities, whereas in prior periods, these cash flows were classified as investing activities. You stated that you restated all prior period cash flows to conform to this presentation. It appears that this restatement resulted in an increase in cash used for operating activities of approximately $3.2 billion, which represented approximately 13% of your cash used for operating activities as reported in your Form 10-K for the year ended December 31, 2005. Please help us understand why you did not treat this revised presentation as a correction of error pursuant to SFAS 154.

Response 14:

Please refer to our letter to the Securities and Exchange Commission (“SEC”) dated September 19, 2006, specifically Comment 2. Subsequent to that correspondence, a conference call was held on October 19, 2006 with members of the staff of the SEC. At the conclusion of that call, the SEC agreed that restatement of prior-period financial statements was not required and we would provide the additional disclosures as reflected in footnote 1 of our 2006 10-K (specifically, the first paragraph on page 78). Sharon Blume of the SEC staff confirmed the acceptance of that additional disclosure in an electronic mail to Merrill Lynch on October 20, 2006, which has been attached for your convenience as Appendix A.

*[Appendix A has been omitted and furnished separately to the Securities and Exchange Commission]*

Revenue Recognition, page 81

15.	Please disclose your principal transaction revenues for each period by reporting category, such as but not limited to, fixed income, equity and foreign exchange and other derivative instruments, similar to that shown in Exhibit 4-4 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

Response 15:

We respectfully note that the disclosure referenced in this comment (our understanding is that the reference is meant to be Exhibit 4-8, not 4-4) is recommended rather than required by generally accepted accounting principles. In this case, we do not believe it is meaningful to disclose in isolation principal transaction revenues by category (fixed income, equity, etc.) as management views principal transaction revenues in combination with net interest and commissions as being more representative of our overall performance. The individual components (principal transactions, net interest and commissions) can vary significantly depending upon the nature of the positions held in a trading strategy. For example, an entity can realize the profit on an interest rate position in principal transactions revenue by holding an interest rate derivative. This exposure can be economically hedged through a cash position where interest rate receipts or payments would be recognized in the net interest lines. As management views its economic positions in totality, regardless of what form they are held in, we believe disclosure of principal transaction revenues in isolation would not be relevant or meaningful.

We also note that we have disclosed detailed discussions of revenues by product category in the MD&A section of our 2006 10-K (please see pages 33-34 of the 2006 10-K). In addition, as noted in our response to Comment 4 above, we intend to enhance the disclosures in the MD&A section of our future filings regarding the key drivers of these principal trading components.

Note 2 – BlackRock Merger, page 91

16.	Please disclose how you arrived at the pre-tax gain amount of $2.0 billion related to the BlackRock merger, including how you determined the fair values of each component of the exchange. Please supplementally provide us with an explanation as to how your accounting for this exchange complied with paragraph 11 of SFAS 140.

Response 16:

*[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission]*

Note 3 – Segment and Geographic Information, page 91

17.	Prior to the BlackRock merger in September 2006, you reported your business in three segments: Global Markets/Investment Banking, Global Private Client, and Merrill Lynch Investment Managers. Subsequent to the merger, you report your business in two segments: Global Markets/Investment Banking and Global Wealth Management. As a result of the merger of your Merrill Lynch Investment Managers business with BlackRock, the Merrill Lynch Investment Managers segment ceased to exist and you created the Global Wealth Management segment. The newly created Global Wealth Management segment consists of your Global Private Client services, which were previously reported as a separate segment, and Global Investment Management. Please help us understand how you determined your operating segments subsequent to the merger under paragraph 10 of SFAS 131 and explain why. Your explanation should identify who your CODM is and how you determined your CODM in accordance with paragraph 12 of SFAS 131. If you have aggregated multiple operating segments into the two reported segments, please tell us how you determined you met the aggregation criteria in paragraph 17 of SFAS 131.

Response 17:

We respectfully note that Merrill Lynch has a new Chairman of the Board and Chief Executive Officer (“CEO”) effective December 1, 2007 and therefore the make-up of the executive team and management structure described below could be different prospectively. The following response is based on our management and leadership structure in place at year end 2006, under our previous CEO.

The executive management structure of Merrill Lynch included the co-heads of the operating segment Global Markets & Investment Banking (“GMI”) and the head of Global Wealth Management (“GWM”), the Chief Financial Officer, the Chief Administrative Officer, General Counsel and the CEO. Prior to the sale of our Merrill Lynch Investment Management (“MLIM”) business (“MLIM merger”), we also had a separate head for the MLIM business. Additionally, we have a management committee, which includes various members of senior management who lead different functions in the company, some of whom are active in overall management activities of the company. The Chief Operating Decision Maker (“CODM”) for the periods covered by this letter was our CEO.

We determined the CODM in accordance with paragraph 12 of SFAS 131 – Disclosures about Segments of an Enterprise and Related Information, by considering a number of factors, including the following:

1.	Our CEO is the highest ranking management individual who determines the allocation of resources and assesses the performance of the operating segments. We note, for example, that our previous CEO and the Board of Directors were ultimately responsible for the decision to enter into the MLIM merger transaction.

2.	Although the heads of GMI and GWM are responsible for the management of their respective segments, the final decision regarding the allocation of resources is made by our CEO. For example, the recent investments in First Franklin (which is included in GMI’s results) and First Republic (which is included in GWM’s results) were ultimately approved by our CEO and the Board of Directors.

3.	Article V, Section 7 of our Restated By-Laws provides, among other things, that “the Chief Executive Officer shall direct, coordinate and control the Corporation’s business and activities and its operating expenses and capital expenditures, and shall have general authority to exercise all the powers necessary for the Chief Executive Officer of the Corporation, all in accordance with basic policies established by and subject to the control of the Board of Directors.”

During the fourth quarter of 2006, we modified our business segment reporting to reflect the management reporting lines established as a result of the September 29, 2006 MLIM merger, as well as to better reflect the economic and long-term financial performance characteristics of the underlying businesses.

Commencing in the fourth quarter of 2006, we formed the GWM segment which was a new operating segment. The Global Private Client (“GPC”) business is the principal business within the GWM operating segment. Our GPC business remained essentially the same. Prior to the formation of GWM, our business that creates and manages hedge fund and other alternative investment products for GPC clients was included in the operating results of the former GPC operating segment. These business results are now reflected in Global Investment Management (“GIM”), a division of our GWM segment. GIM also includes the equity earnings and assets from our BlackRock investment and other investments in investment management companies. Certain investment management investments that were previously included within the GMI segment were reclassified into the GWM segment in accordance with the revised management reporting structure.

The tables below reflect the reclassification of our equity investments in investment management companies that are now included within the GWM segment. The reclassifications comprise from 0.1% to 1.7% of their respective line items in 2006 and 2005 and are not material. These investments did not exist in 2004; therefore no reclassification was applicable for that year.

(dollars in millions)
		GMI Before Reclass	Reclass to GWM	GMI After reclass	GWM Before Reclass	Reclass from GMI	GWM After reclass
	Non-interest revenues (a)	$16,191	($24)	$16,167	$9,935	$24	$9,959
2006	Net interest profit	2,753	(3)	2,750	2,145	3	2,148

	Net revenues	18,944	(27)	18,917	12,080	27	12,107
	Non-interest expenses	13,166	0	13,166	9,660	0	9,660

	Pre-tax earnings	$5,778	($27)	$5,751	$2,420	$27	$2,447

		GMI Before Reclass	Reclass to GWM	GMI After reclass	GWM Before Reclass	Reclass from GMI	GWM After reclass
	Non-interest revenues (a)	$10,338	($43)	$10,295	$9,069	$43	$9,112
2005	Net interest profit	3,544	5	3,549	1,695	(5)	1,690

	Net revenues	13,882	(38)	13,844	10,764	38	10,802
	Non-interest expenses	8,854	0	8,854	8,587	0	8,587

	Pre-tax earnings	$5,028	($38)	$4,990	$2,177	$38	$2,215

(a) After corporate adjustments

No other changes were made to the GMI operating segment.

GIM activities, with the exception of our investment in BlackRock (and the immaterial reclassification of investments in investment management companies that were previously reported in the GMI segment discussed above), had always been reported within the GPC business segment. GIM itself was not a separate operating segment as it did not meet the criteria in Paragraph 10(b) and 10(c) of SFAS 131. That is, the CODM did not and does not separately review operating results of GIM to make decisions about resources to be allocated to GIM and assess its performance.

Prior to the MLIM merger, MLIM was shown as a separate segment because it met the definition of an operating segment. It was managed and reported separately and the CODM made decisions about allocating resources to the business. Immediately following the MLIM merger, we considered whether our equity method investment in BlackRock met the definition of an operating segment pursuant to paragraph 10 of SFAS 131 and concluded that it did not, based on the following:

We note that FASB Q&A 131, Segment Information: Guidance on Applying Statement 131, question 2 indicates that an equity method investment can, by itself, be considered an operating segment if, after consideration of the specific facts and circumstances, it meets the definition under Paragraph 10 of SFAS 131. Although the equity method investment in BlackRock would meet the conditions in paragraph 10 (a) and 10 (c), it does not meet the condition in paragraph 10 (b) which states that an operating segment is a component of an enterprise:

“Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance . . .”

The MLIM merger was part of a conscious decision by our CODM to let a third party manage our former asset management business. The MLIM merger significantly changed our structural relationship for that business. Subsequent to the sale, we no longer actively managed the former MLIM activities and the head of the MLIM business was no longer employed by the company; instead, the existing head of the GPC business became responsible for all of GWM, including the equity investment in BlackRock. Accordingly, the reporting of MLIM to the CODM as a separate operating segment was eliminated and instead the review and analysis of the performance of the investment in BlackRock became part of the GWM operating performance analysis as part of the GWM operating segment analysis provided to the CODM.

Additionally, Question 2 of FASB Q&A 131 also states that control over the performance of the investee is not a factor in the determination of whether the equity investment is a separate reportable operating segment. It further states that SFAS 131 does not require that the CODM be responsible for making decisions about resources to be allocated within the segment but emphasizes that making decisions about resources to be allocated to the segment is a determining factor. Our ability to allocate further resources or reduce resources allocated to BlackRock is limited by our form of ownership and the terms of the merger agreement, which preclude sales or transfers of ownership for at least three years. We are subject to a voting ownership and total ownership cap which serves to prevent us from making decisions about resources to be allocated to the investment.

Note 5. Investment Securities, page 94

18.

The disclosures on page 81 indicate that you record earnings from investments accounted for using the equity method in other revenues on your statements of earnings. Please help us understand how you determined it was appropriate to present these earnings in net revenues. Please refer to Rule 5-03 of Regulation S-X and to the Current Developments in the Division of Corporation Finance Presentation given at the 30th Annual AICPA SEC Conference held on December 11, 2002. Please tell us the amounts recorded related to equity earnings in each period presented. Please also provide the disclosures required by paragraph 20 of APB No. 18.

Response 18:

*[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission]*

Note 9. Borrowings

Long-Term Borrowings

Floating Rate LYONs, page 106

19.	Please expand your disclosure to address how you account for the conversion features of the LYONs pursuant to SFAS 133 as well as how you treat the LYONs for purposes of calculating diluted EPS in accordance with SFAS 128.

Response 19:

We propose to modify the disclosure relating to our zero-coupon contingent convertible debt (Liquid Yield Option Notes or “LYONs”) in our 2007 10-K to include the following (or substantially similar) language.

In accordance with the guidance in EITF Topic No, 90-19, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion, and EITF 03-7, Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock (Instrument C of Issue 90-19), Merrill Lynch accounts for the proceeds received from the issuance of LYONs® as long-term borrowings. Merrill Lynch does not separately account for the embedded conversion option in LYONs® as a result of the scope exception in SFAS No. 133 Accounting for Derivatives and Hedging Instruments, which provides that contracts that are both indexed to an issuer’s own stock and classified in stockholders’ equity are not considered to be derivatives. To the extent that the value of the conversion option is “in-the-money” at the end of a reporting period, Merrill Lynch includes the appropriate number of shares in diluted earnings per share using the treasury stock method prescribed in SFAS No. 128, Earnings per Share, and EITF Topic No. D-72, Effect of Contracts That May Be Settled in Stock or Cash on the Computation of Diluted Earnings per Share. See footnote 11 for further information regarding the impact of LYONs® on diluted EPS.

Note 12. Commitments, Contingencies and Guarantees

Litigation, page 110

20.

For each of the legal matters disclosed in Note 12 as well as in the Legal Proceedings section beginning on page 135, please disclose whether any amounts have been accrued pursuant to paragraph 8 of SFAS 5. If an exposure to loss exists in excess of amounts accrued and it is reasonably possible that a loss or additional loss may have been incurred, please also disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5.

Response 20:

Our policy with respect to accruing a liability related to outstanding litigation is in accordance with SFAS No. 5 – that is, we accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. As disclosed in our 2006 10-K,

In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Merrill Lynch cannot predict what the eventual loss or range of loss related to such matters will be.

In both cases disclosed in footnote 12, amounts have not been accrued pursuant to paragraph 8 of SFAS 5 and we also cannot predict or estimate the possible loss or range of loss. The same was true as of the date of the 2006 10-K with regard to the more numerous cases disclosed in the Legal Proceedings section beginning on page 135, except that immaterial amounts were accrued to pay the settlement referenced in the SwissAir Litigation. Similarly, the same is true with regard to the class actions described in our third quarter 2007 10-Q.

FORM 10-Q FOR THE QUARTER ENDED JUNE 29, 2007

General

21.	Please address the comments above in your interim filings as well.

Response 21:

The above comments will also be addressed in our interim filings where applicable.

Note 3. Fair Value of Financial Instruments

Fair Value Option, page 27

22.

For each group of eligible items in which you elected some but not all of the items for the fair value option, please expand your discussion to help readers fully understand your reasons for partial election. For example, you state that you adopted the fair value option on a prospective basis for certain resale and repurchase agreements. The fair value option election was made regionally based on the underlying types of collateral. Open-ended resale and repurchase agreements were excluded from the fair value option election. Please further clarify what types of collateral you did and did not elect the fair value option for as well as why you excluded the open-ended resale and repurchase agreements. Refer to paragraph 18(b) of SFAS 159.

Response 22:

The fair value option was elected for resale and repurchase agreements based upon collateral type. All resale and repurchase agreements are risk managed on a fair value basis. Longer term agreements will have more significant interest rate risk. The collateral types generally correlate to the maturity profile. Resale and repurchase agreements collateralized by mortgage, corporate bond, and municipal bonds were included in the adoption of the fair value option as these agreements are generally long-term in nature. Resale and repurchase agreements collateralized by U.S. and Japanese government securities were not elected as the tenors for these agreements are generally short-dated; the cost benefit analysis resulted in maintaining accrual accounting which utilizes current processes to account for these agreements.

Within the Loans, notes, and mortgages line, the fair value option was elected for consumer automobile loans, a portfolio of subordinated Japanese bank loans, and certain par loans held as part of a proprietary trading book. These loans represent held for sale instruments that were previously accounted for on a lower of cost or market basis. Fair value amounts related to these items were less than 1% of the total Loans, notes and mortgages balance sheet line item for the respective reporting periods. As these balances were not considered material, no additional disclosures were provided.

We did not elect the fair value option on loans where either the loans are not risk managed on a fair value basis, or there is not sufficient infrastructure in place to elect the fair value option. We continually assesses whether it is more appropriate and operable to elect the fair value option on loans, notes, and mortgages where the election has not yet been made.

The fair value option was elected for all structured notes issued by Merrill Lynch after January 1, 2007 as well as for certain long-term borrowings. While an active hedging process is maintained for certain long-term borrowings issued by Merrill Lynch (excluding structured notes), hedge accounting is difficult to obtain for certain instruments (such as zero coupon instruments). The fair value option was elected for these long-term borrowings given the objective of minimizing interest rate volatility while not incurring a significant amount of credit volatility.

Expanded disclosures were made on pages 32 and 33 in the third quarter 2007 10-Q to address the staff’s comment.

Resale and repurchase agreements:

Merrill Lynch elected the fair value option on a prospective basis for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflects the magnitude of the interest rate risk. Resale and repurchase agreements collateralized by U.S. and Japanese government securities were excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Resale and repurchase agreements require collateral to be maintained with a market value equal to or in excess of the principal amount loaned resulting in immaterial credit risk for such transactions.

Loans, notes, and mortgages:

Merrill Lynch elected the fair value option for automobile and certain corporate loans because the loans are risk managed on a fair value basis. The change in the fair value of loans, notes, and mortgages for which the fair value option was elected that was attributable to changes in borrower specific credit risk was not material for all periods presented.

Long-term borrowings:

Merrill Lynch elected the fair value option for certain long-term borrowings that are risk managed on a fair value basis and for which hedge accounting under SFAS No. 133 had been difficult to obtain. The changes in the fair value of liabilities for which the fair value option was elected that was attributable to changes in Merrill Lynch credit spreads were $609 million and $656 million, respectively, for the three and nine months ended September 28, 2007. Changes in Merrill Lynch specific credit risk is derived by isolating fair value changes due to changes in Merrill Lynch’s credit spreads as observed in the secondary cash market.

23.	You state that the decrease in the fair value of loans, notes and mortgages for which the fair value option was elected that was attributable to changes in borrower-specific credit risk was not material for all periods presented. Please disclose how you determined the gains and losses attributable to changes in credit risk as required by paragraph 19(c)(2) of SFAS 159. In a similar manner, please provide the disclosures required by paragraph 19(d)(3) of SFAS 159 for liabilities with fair values that have been significantly affected during the reporting period by changes in instrument-specific credit risk.

Response 23:

As discussed in response to comment 22, the fair value option was elected within the Loans, notes, and mortgages line in the Consolidated Balance Sheets for consumer automobile loans, a portfolio of subordinated Japanese bank loans and certain par loans held as part of a proprietary trading book. As the changes in fair value attributable to changes in borrower-specific credit risk were not material (see below), the disclosures in paragraph 19 (c) (1) and (2) of SFAS 159 were not provided.

For performing consumer automobile loans, fair value was determined using a securitization pricing model to capture the borrower-specific credit risk. The model was applied holding all market assumptions static with the exception of expected loss ratios. For non-performing consumer automobile loans, fair value is determined on a cash recovery basis. Such loans do not display any interest rate volatility¹ and changes in fair value are deemed to be attributable to changes in borrower-specific credit risk.

Losses related to borrower-specific credit risk for consumer automobile loans were $5 million and $9 million, respectively, for the three and six months ended June 29, 2007.

Gains and losses arising from changes in borrower-specific credit risk related to the portfolio of subordinated Japanese bank loans were determined by evaluating movements in the credit spread for each underlying Japanese borrower. As these loans are investment grade, gains and losses associated with borrower-specific credit risk were less than $1 million for the three and six months ended June 29, 2007.

For par loans held in a proprietary trading book, all gains and losses are deemed to be attributable to changes in borrower-specific credit risk as such loans do not display any related interest rate volatility as they are floating rate. Gains related to borrower-specific credit risk were $1 million and $3 million, respectively, for the three and six months ended June 29, 2007.

For structured notes and long-term borrowings issued by Merrill Lynch for which the fair value option has been elected, gains and losses attributable to changes in Merrill Lynch credit spreads were determined based on a credit adjusted curve, which incorporates actual spread levels for Merrill Lynch in the secondary cash market (“bond spreads”).

Gains attributable to changes in Merrill Lynch credit spreads were less than 1% of earnings before income taxes for the three and six months ended June 29, 2007. These amounts were not material for the respective periods and the related disclosures were therefore not provided.

For the third quarter 2007 10-Q, the change in Merrill Lynch’s credit was considered material to the Condensed Consolidated Financial Statements and the following disclosure was provided on page 33.

Long-term borrowings:

Merrill Lynch elected the fair value option for certain long-term borrowings that are risk managed on a fair value basis and for which hedge accounting under SFAS No. 133 had been difficult to obtain. The changes in the fair value of liabilities for which the fair value option was elected that was attributable to changes in Merrill Lynch credit spreads were $609 million and $656 million, respectively, for the three and nine months ended September 28, 2007. Changes in Merrill Lynch specific credit risk is derived by isolating fair value changes due to changes in Merrill Lynch’s credit spreads as observed in the secondary cash market.

24.	You state that you had an unrealized loss of $172 million, net of tax, related to securities, which were carried at fair value in accordance with SFAS 115 prior to the adoption of SFAS 159. This unrealized loss was reclassified from accumulated other comprehensive loss to retained earnings. Please tell us whether these securities have subsequently been sold or if you currently have any intention to sell them.

[1]

Distressed debt is valued considering the recovery of the par value of the instrument. The interest rate risk in the coupons is not considered in the valuation of the debt, as coupons are no longer expected to be received. Therefore, all value is considered attributable to credit risk only.

Response 24:

As disclosed in our first quarter 2007 10-Q, we reviewed our treasury liquidity portfolio and determined that we would decrease our exposure to interest rate risk by eliminating long-term fixed rate assets from the portfolio and replacing them with floating rate assets. All of the fixed rate assets were sold by the end of the first quarter and there have been no further purchases of fixed rate assets into the treasury liquidity portfolio.

*    *    *    *

We hope that this response satisfies your concerns. As always, we look forward to continued dialogue on financial reporting issues. If you have any questions concerning this response, please do not hesitate to contact me at (212) 449-0778 or our Controller, Gary Carlin at (212) 449-5825.

Sincerely,

/s/ Christopher Hayward
Christopher Hayward
Finance Director
Principal Accounting Officer

cc:	Gus Rodriguez, Staff Accountant
Nudrat Salik, Staff Accountant
Jeffrey Edwards, Chief Financial Officer